UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69924 /July 3, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15019

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In the Matter of	:
	: ORDER MAKING FINDINGS AND
JIANGBO PHARMACEUTICALS, INC.	: REVOKING REGISTRATION BY
	: DEFAULT

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      The Securities and Exchange Commission (Commission) instituted this proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 11, 2012. A hearing scheduled to begin on September 28, 2012, was postponed when the Division of Enforcement (Division) informed my Office that it estimated it would take from three to six months to serve the Order Instituting Proceedings (OIP) on Jiangbo Pharmaceuticals, Inc. (Jiangbo Pharmaceuticals), in Laiyang, The People's Republic of China (China). A prehearing conference scheduled for February 21, 2013, was postponed for the same reason.

Service

      On June 21, 2013, the Division filed a Proof of Service of about thirty-two pages that includes, among other things, the OIP in Chinese and English, and Proof of Service attesting to the fact that the OIP was delivered to No. 25, Haihe Road, Economic Development District, Laiyang City, Shangdong Province, China, by a named individual with the seal of The People's Court of Laiyang City, Shangdong Province. The Haihe Road address is the address on Jiangbo Pharmaceuticals' most recent filing with the Commission, a Form 8-K dated July 17, 2011, that was filed on August 16, 2011.

      The Proof of Service also contains, among other things: (1) a sealed document from the Higher People's Court of Shangdong Province dated on an undecipherable month, 25, 2013, stating that a legal document from the United States was delivered by Yantai Municipal Intermediate People's Court, Shangdong Province; (2) a Certificate of Accuracy dated April 10, 2013, from Legal Interpreting Services; (3) a Certificate stamped in Beijing on March 18, 2013, stating that the document has been served on December 25, 2012, "in accordance with the provisions of sub-paragraph (a) of the first paragraph of article 5 of the Convention;" and (4) a Request for Service Abroad of Judicial or Extrajudicial Documents, signed in Washington, D.C., on September 24, 2012, attaching a letter from the Commission's Secretary, the OIP, and a letter from the Division.

I find that Jiangbo Pharmaceuticals was served with the OIP on December 25, 2012. The OIP required that Jiangbo Pharmaceuticals answer the allegations in the OIP within twenty days after service. See OIP at 2; 17 C.F.R. § 201.220(a), (b).

Default

Jiangbo Pharmaceuticals is in default because it did not answer the allegations in the OIP, participate in the prehearing conference on June 24, 2013,[1] or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Law

Jiangbo Pharmaceuticals is a Florida corporation headquartered in Laiyang, China. Jiangbo Pharmaceuticals is engaged in the business of researching, developing, manufacturing, marketing, and selling pharmaceutical products and health supplements in China. EDGAR shows the first filing under this name on September 1, 1999, a Form SB-2, Optional Form for Registration of Securities to be Sold to the Public by Small Business Issuers. The Form SB-2 was filed by Newagecities.com, Inc., which was incorporated in Idaho and headquartered in Florida. Later, according to EDGAR, the firm became Genesis Technology Group, Inc., then Genesis Pharmaceuticals Enterprises, Inc., and now Jiangbo Pharmaceuticals. The OIP states that Jiangbo Pharmaceuticals' securities "have been registered" with the Commission pursuant to Section 12(g) of the Exchange Act. I have seen nothing that indicates that the registration pursuant to Exchange Act Section 12(g) is not still in effect.

Under the stock symbol "JGBO," Jiangbo Pharmaceuticals began trading on the OTC Bulletin Board on May 12, 2009, and on the NASDAQ on June 8, 2010.[2] On May 31, 2011, NASDAQ halted trading in Jiangbo Pharmaceuticals' common stock, and it delisted its securities on October 17, 2011. EDGAR shows that on October 6, 2011, a NASDAQ Associate General Counsel signed a Form 25, Notification of Removal From Listing and/or Registration Under Section 12(b) of the Exchange Act. According to the filing, it was done by the NASDAQ Stock Market LLC.

The last annual report which had audited financials for Jiangbo Pharmaceuticals was filed on September 28, 2010, for the fiscal year ended June 30, 2010. Jiangbo Pharmaceuticals' most recent quarterly report is a Form 10-QA, an amended Form 10-Q, for the quarter ended March 31, 2011, filed on May 27, 2011. Jiangbo Pharmaceuticals has not filed the required quarterly or annual reports since these filings.

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[1] Two interested members of the public attended the telephonic prehearing conference.

[2] The OTC Bulletin Board is separate and distinct from The NASDAQ Stock Market. www.otcbb.com

Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, to suspend for a period not exceeding twelve months, or to revoke the registration of a security if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. Jiangbo Pharmaceuticals has failed to comply with Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13, which require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

The many years of violations and the fact that Jiangbo Pharmaceuticals chose to ignore the allegations in the OIP, which the Commission spent a great deal of time and effort in serving, demonstrate that it is necessary and appropriate for the protection of investors to revoke the registration of each class of its registered securities.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of Jiangbo Pharmaceuticals, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge